SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
SCHEDULE 13D
(Rule 13d-101)
Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And
Amendments Thereto Filed Pursuant To Rule 13d-2(A)
(Amendment No. 4)*
Ideation Acquisition Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
451665 10 3

(CUSIP Number)
Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19801
(310) 694-8150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451665 10 3	Page	2	of	7

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,456,500*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,456,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,456,500*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Frost Gamma owns 4,456,500 shares (including 2,421,600 warrants and options “as converted ”).

CUSIP No.	451665 10 3	Page	3	of	7

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,456,500*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,456,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,456,500*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
* Frost Gamma owns 4,456,500 shares (including 2,421,600 warrants and options “as converted ”).

CUSIP No.	451665 10 3	Page	4	of	7

1	NAMES OF REPORTING PERSONS The Frost Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	451665 10 3	Page	5	of	7
     This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008 and Amendment No. 2 to the Schedule 13D filed on April 13, 2009, and Amendment No. 3 to the Schedule 13D filed on May 1, 2009 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”) and The Frost Group, LLC (“Frost Group”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons and Frost Group (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired an aggregate of 72,100 Shares of Common Stock and 890,000 warrants, for investment purposes, in ten separate transactions on April 29, 2009, May 27, 2009, June 1, 2009, June 30, 2009, July 1, 2009 and July 2, 2009 as follows: (1) 3,000 shares on April 29, 2009 at $7.69 per share; (2) 19,100 shares on May 27, 2009 at $7.71 per share, (3) 20,000 shares on June 1, 2009 at $7.76 per share, (4) 15,000 shares on June 1, 2009 at $7.76 per share, (5) 10,000 shares on June 1, 2009 at $7.76, (6) 5,000 shares on June 1, 2009 at $7.75, (7) 80,000 warrants on June 30, 2009 at $0.50 per warrant, (8) 260,000 warrants on July 1, 2009 at $0.50 per warrant, (9) 50,000 warrants on July 2, 2009 at $0.48 per warrant and (10) 500,000 warrants on July 2, 2009 at $0.50 per warrant. The source of funds used in all ten transactions consists of working capital of Gamma Trust.
Item 5. Interest in Securities of the Issuer.
     Item 5 is deleted in its entirety and replaced with the following text:
     (a) The Reporting Persons are the beneficial owners of 4,456,500 shares of Common Stock of the Issuer, representing 29.9% of the Issuer’s Common Stock. This figure includes the right to acquire 2,421,600 shares of Common Stock pursuant to 2,421,600 Warrants held by the Reporting Persons, each convertible into one share of Common Stock. The percentage of beneficial ownership is based upon 14,921,600 shares of Common Stock outstanding as of June 30, 2009, including the 2,421,600 shares of Common Stock which the Reporting Persons have the right to acquire pursuant to the Warrants or Options. As described in Item 4 of Amendment No. 2 to the Schedule 13D and in the proxy statement/prospectus of the Issuer dated March 31, 2009, as the same may be amended or supplemented, the Reporting Persons and/or Frost Group may purchase shares of common stock up to an aggregate value of $18.25 million.
     (b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 4,456,500 shares of Common Stock of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Gamma Trust is the controlling member of Frost Group. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust, and Gamma Trust may be deemed to be the beneficial owner of the shares held by Dr. Frost.

CUSIP No.	451665 10 3	Page	6	of	7
     The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (c) Transactions in the Issuer’s securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security

04/29/09	3,000 Shares	Open Market Purchase	$7.69 per share
05/27/09	19,100 Shares	Open Market Purchase	$7.71 per share
06/01/09	20,000 Shares	Open Market Purchase	$7.76 per share
06/01/09	15,000 Shares	Open Market Purchase	$7.76 per share
06/01/09	10,000 Shares	Open Market Purchase	$7.76 per share
06/01/09	5,000 Shares	Open Market Purchase	$7.75 per share
06/30/09	80,000 Warrants	Open Market Purchase	$0.50 per warrant
07/01/09	260,000 Warrants	Open Market Purchase	$0.50 per warrant
07/02/09	50,000 Warrants	Open Market Purchase	$0.48 per warrant
07/02/09	500,000 Warrants	Open Market Purchase	$0.50 per warrant
     (d)-(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
Dated: July 14, 2009	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

THE FROST GROUP, LLC
Dated: July 14, 2009	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President